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                             May 7, 2021

       Peng Zhao
       Chief Executive Officer
       Kanzhun Ltd.
       18/F, GrandyVic Building Taiyanggong Middle Road
       Chaoyang Distict, Beijing 100020
       People   s Republic of China

                                                        Re: Kanzhun Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 22,
2021
                                                            CIK No. 0001842827

       Dear Mr. Zhao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated May 7, 2021.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Summary, page 1

   1. Please incorporate your response to prior comment 1 in your prospectus as it pertains to why management believes
that the combination of both job seekers and enterprise users in combined MAU or DAU
metrics is appropriate.
 Peng Zhao
FirstName  LastNamePeng Zhao
Kanzhun Ltd.
Comapany
May  7, 2021NameKanzhun Ltd.
May 7,
Page 2 2021 Page 2
FirstName LastName
Business, page 120

2. We note your response to prior comment 8 regarding your sales and marketing expenditures. Please expand your discussion of your purchased online traffic acquisition services, including the size and scope of such expenditures and whether you have any material arrangements with vendors for such services.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Principal Accounting Activities
2.13 Revenue Recognition
Item Based Model, page F-22

3. In your response to prior comment 15 you state that services delivered in the form of various virtual tools mainly include bulk invite-sending, message sending and other services regarding matching, and communicating with job seekers and that revenue derived from these services is recognized at the point in time when the services are provided to the enterprise customers, that is when the virtual tools are consumed by the enterprise customers. Please clarify if your performance obligation is to provide a specified quantity of the service that provides no continuing benefit once consumed by the customer, or whether it is an obligation to make available an unknown quantity of the service over the contract term or some longer period. If the latter, please clarify the period of time over which customers can use these services once purchased, and how you considered whether this is a stand-ready obligation to provide these services that is satisfied over time because the customer simultaneously receives and consumes the benefits from your agreement to make these services available to them. Refer to ASC
         606-10-25-27(a).
9.Operating Leases, page F-33

4. In your response to prior comment 18 you state that both amortization of the right-of-
         use assets and the interest on lease liabilities are recorded in operating costs and expenses in the Consolidated Statement of Comprehensive Loss. As such, it appears that you are following the expense recognition guidance for finance leases as set forth in ASC 842-20-
         25-5 and the illustrative example in ASC 842-20-55-27, rather than the expense recognition guidance for operating leases as set forth in ASC 842-20-25-6 and the illustrative example in ASC 842-20-55-29. Please clarify how your recognition of lease expense for operating leases complies with the guidance in ASC 842. You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716
or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions
 Peng Zhao
Kanzhun Ltd.
May 7, 2021
Page 3




                               Sincerely,
FirstName LastNamePeng Zhao
                               Division of Corporation Finance
Comapany NameKanzhun Ltd.
                               Office of Technology
May 7, 2021 Page 3
cc:       Z. Julie Gao, Esq.
FirstName LastName